

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2009

<u>Via U.S. Mail</u>

Mr. Russell C. Ellwanger
Chief Executive Officer
Tower Semiconductor Ltd.
P.O. Box 619
Migdal Haemek, Israel   23105

> **Re: Tower Semiconductor Ltd.**
> **Form 20-F for fiscal year ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 0-24790**

Dear Mr. Ellwanger:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief